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Farthest Star Sake

Sake Brewery & Taproom

TBD
Medfield, MA
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INVESTMENT OPPORTUNITY
Farthest Star Sake is seeking investment to build New England's only sake brewery and taproom.
First Location
Early Investor Bonus: The investment multiple is increased to 1.85× for the next $50,000 invested.
Profile
Pitch
Data
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This is a preview. It will become public when you start accepting investment.
Business Overview

Farthest Star Sake brewery and taproom will be the only one of its kind in New England. With fewer than 20 sake breweries in North America, our brewery and taproom will be on the frontier of sake brewing.

The brewery will launch with traditional filtered and cloudy sake styles available in the taproom as well as bars, restaurants, and stores. Read more

This is a preview. It will become public when you start accepting investment.
The Team
Todd Bellomy
Founder/Brewer

Todd Bellomy is working as a sake/beer industry consultant while developing New England's only sake brewery, Farthest Star Sake. Todd grew up in a small town in Maine and has always looked toward the horizon. He has a life-long love of science fiction and adventure. Todd has many years of alcohol and restaurant industry experience. He is an experienced sake brewer versed in all aspects of running a sake brewery, including regulatory compliance, public relations, brand development, consumer education, sales, and quality assurance. He holds certifications as a Cicerone and Sake Advisor. Once upon a time, he lived in Japan, visited izakaya, and worked as a sword maker's apprentice and English teacher. Todd loves great sake--making it, drinking it, and introducing people to it.

Sake
The Beverage

Among the oldest alcoholic beverages in the world, sake is made from rice, a microorganism called koji, yeast, water, and lactic acid. It is naturally gluten-free and, when made-well, delicious! Endless combinations of ingredients and techniques produce many different styles. Even though it's made from simple ingredients, the flavors that develop in sake range from apple, pear, and strawberry to cucumber, black pepper, and anise spice.

The Opportunity

Farthest Star Sake brewery and taproom will be the only one of its kind in New England. By investing in Farthest Star Sake, you will support a business that is on the frontier of the alcohol industry in North America.

Investment will provide capital to help build out the brewery and taproom, as well as support initial sourcing and installing equipment, procuring ingredients, stocking packaging, and licensing to brew, sell, and distribute sake. With fewer than 20 sake breweries in North America, our brewery and taproom will truly stand out.

The Product: Sake

Everything about drinking sake is easy: it's fruity, complex, refreshing, naturally gluten-free, and comes in an interesting array of flavors and styles. Everything about making local, fresh sake is challenging: growing koji (the microorganism that makes rice into sugar for fermentation), washing and steaming hundreds of pounds of rice per batch, maintaining consistent fermentation temperatures, and keeping the quality high throughout the process from grain to glass. Unlike the cheap, mass-produced sake served hot to disguise its underwhelming flavor, fresh, high-quality sake is an explosion of aroma and flavor that makes you wonder how so much could be hidden in rice. We are excited to share the never-ending pursuits of drinking and making sake with you!

Strategy to Stand Out

The craft beer and cider market in Massachusetts is crowded with quality products and brewer product support; while sake is predominantly a Japanese-export with little-to-no direct brewery promotion. Our locally-focused sake brewery and taproom model will inherently be different because we will have opportunities for daily market impact and consumer impressions without the limitations of distance and expense suffered by Japanese breweries, whose US visits are mostly limited to New York City and Los Angeles once or twice per year. This advantage is underscored through our uniqueness, local brand affinity, education, and cost of entry.

Uniqueness - Without another Massachusetts sake brewery, our brewery will hold a unique position in the market offering the only fresh and local option (the only Sake brewery between Brooklyn and Toronto!). Also, because sake is a brewed alcohol, it has a place at brewfests, where it is often the only gluten-free option.

Local Brand Affinity - Craft beverage enthusiasts are always ready to support a new craft brew, especially a high-quality, local one. Experience indicates that a cool local sake brand will draw customers and strong supporters.

Education - Consumers will be able to visit the taproom to taste the freshest sake, see the brewing process, engage with the brewery staff, and try experimental or limited brews. In addition to regular business, the taproom provides the brewery with space for weekend sake appreciation, tasting, and pairing classes and events.

Cost of Entry - Most sake available in restaurants and stores is sold in larger, more expensive formats; however, our ability to sell a single glass of core and experimental styles in the taproom as well as small-format bottled sake will set us apart. Our approach gives the consumer a low-risk option and ensures freshness.

Founder/Brewer Todd Bellomy

Todd Bellomy has 14+ years of experience working in the alcohol industry, with nearly 5 of those years dedicated to sake in Massachusetts. An experienced sake brewer, he is also well-versed in all aspects of running a sake brewery, including regulatory compliance, public relations, brand development, consumer education, sales, and quality assurance. He holds certifications as a Cicerone and Sake Advisor.

Todd Bellomy has focused his years of experience on crafting a unique vision for Farthest Star Sake. He has already engaged in market-building locally, including conducting numerous sake tastings at area stores, sake dinners at restaurants, and speaking engagements. Behind the scenes, Todd has analyzed rice varieties, water chemistry, raw materials, equipment, and brewery design, and is well-connected in the North American and international brewing community. Todd is well-positioned to open a new sake brewery with minimal time for research and development. His set up time will be focused on buildout, PR, staffing, and pre-opening brewing.

Todd is eager to share a glass of Farthest Star sake with you!

Revenue Streams

Our sake brewery and taproom model creates multiple revenue streams.

In addition to sake sales through self-distributed cases and kegs, bar-filled can growlers (crowlers), taproom bottle sales, and taproom pours, other sales opportunities include:

Taproom snacks and non-alcoholic beverages

Merchandise (T-shirts, etc.)

Events and sake education classes

Sake kasu (lees) sales to chefs and confectioners

Distillery partnership to make shochu from sake kasu

Sake-influenced beer brewed off-site, but fermented in-house for draft sales

House-made rice-based non-alcoholic beverage, served carbonated, for non-drinkers and underage visitors

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$100,000

TARGET

$150,000

MAXIMUM

This investment round closes on November 4, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Leasehold Improvements $37,500
Equipment $32,000
Pre-paid $6,000
Inventory $18,500
Mainvest Compensation $6,000
Total $100,000
Summary of Terms
Legal Business Name Farthest Star, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.85×
Investment Multiple 1.7×
Business's Revenue Share 5%-7.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
FarthestStar_PR_Deck.pdf
FarthestStar_Pitch Deck.pdf
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $94,850 $478,610 $685,712 $791,135 $899,065

Cost of Goods Sold $21,474 $93,471 $170,698 $197,432 $230,736
Gross Profit $73,376 $385,139 $515,014 $593,703 $668,329

EXPENSES

Recurring Expenses $107,933 $248,050 $316,657 $394,898 $491,224
Operating Profit $-34,557 $137,089 $198,357 $198,805 $177,105
This information is provided by Farthest Star Sake. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
No operating history

Farthest Star, LLC was established in Fall, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider the factors outlined in the risk section as well.

Other outstanding debt or equity

As of 8/10/2020, Farthest Star, LLC has founder debt of $65,000 outstanding.

Please refer to Section (Q) for additional information about the Company's concurrent Convertible Note offering.

Risk Factors

Key-Man

A possible barrier to a business based on the skills on a single person, in this case, sake brewer Todd Bellomy, is the "key man" issue, which presents a risk of all the expertise being held by one person. This issue can be mitigated by hiring a talented local brewer from the robust beer industry in Massachusetts. Bellomy's close ties to and involvement in that industry will facilitate this.

Licensing and Permitting

Permitting is done in sequence: the federal Tax and Trade Bureau; Massachusetts state Alcohol Beverage Control Commission; and, lastly, local town/city Electrical, Plumbing, and Building Departments. The speed of those regulatory steps can vary and have domino impacts. Todd Bellomy has been through each piece of this process previously; experience will help him avoid delays.

Taproom

With fewer than 20 sake breweries in North America, data from successful operations is limited. Most breweries have taprooms, but there has never been such a brewery in Massachusetts. There is the possibility, however small, that the idea of a sake taproom fails to resonate with Massachusetts consumers, and the taproom fails to draw customers. To avoid this, we will design and execute a unique taproom experience. To account for the effect of COVID-19 on taprooms in the state, we are seeking a lease with the option to utilize outdoor space.

Ingredients

There are only two areas in the US growing sake brewing rice. Of the two, Arkansas is more proximate. If Arkansas were to suffer from drought, fires, poor yield, etc., the only source of rice would be California. The effect on the business would be a 15% increase in the cost of goods.

Sake brewing rice must be milled before use. With only one rice mill in Minnesota and the remainder in California, suppliers of milled rice are limited. If the proximate rice mill company changes their model or closes, rice would be sourced from California. The higher transportation costs for this rice could affect the cost of goods.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Farthest Star, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Farthest Star, LLC's financial performance or ability to continue to operate. In the event Farthest Star, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Farthest Star, LLC is significantly more successful than your initial expectations.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Farthest Star, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Farthest Star, LLC's core business or the inability to compete successfully against other competitors could negatively affect Farthest Star, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Farthest Star, LLC's management or vote on and/or influence any managerial decisions regarding Farthest Star, LLC. Furthermore, if the founders or other key personnel of Farthest Star, LLC were to leave Farthest Star, LLC or become unable to work, Farthest Star, LLC (and your investment) could suffer substantially.

Financial Forecasts

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Farthest Star, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Farthest Star, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Farthest Star, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Farthest Star, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Farthest Star, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Farthest Star, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Farthest Star, LLC is allowed to stop providing annual information in certain circumstances.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Farthest Star, LLC's management will coincide: you both want Farthest Star, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Farthest Star, LLC to act conservatively to make sure they are best equipped to repay the Note obligations, while Farthest Star, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Farthest Star, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Farthest Star, LLC or management), which is responsible for monitoring Farthest Star, LLC's compliance with the law. Farthest Star, LLC will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Farthest Star, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Farthest Star, LLC, and the revenue of Farthest Star, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Subordination

The Notes shall be subordinated to all indebtedness of Farthest Star, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Farthest Star, LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent

Farthest Star, LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Farthest Star Sake. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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